Exhibit 99.2

WiLAN to Announce Second Quarter 2011 Financial Results

OTTAWA, Canada – July 28, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN), will release its financial results for the second quarter ended June 30, 2011 on August 4, 2011 before the financial markets open.

Following the release of second quarter 2011 financial results, WiLAN will host a conference call and audio webcast with Jim Skippen, CEO and Shaun McEwan, CFO at 10:00 AM Eastern Daylight Savings Time (EDT) the same day.

Calling Information
A live audio webcast will be available at
http://www.investorcalendar.com/IC/CEPage.asp?ID=165200
•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 201.689.8567 (International)

Replay Information
The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=165200 and accessible by telephone until 11:59 PM on September 4, 2011.
Replay Number (Toll Free): 1.877.660.6853
Replay Number (International): 201.612.7415
Replay passcodes (both required for playback)
•	Account #: 286
•	Conference ID #: 376139

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
 www.renmarkfinancial.com

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